SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

          The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	BIDFUND 2 PERCENT

Address of Principal Business Office (No. & Street, City, State, Zip Code):

65 S. Main Street
Suite A301
Pennington, New Jersey 08534

Telephone Number (including area code): (609) 737-4140

Name and address of agent for service of process:

Financial Foundry, LLC
65 S. Main Street
Suite A301
Attention: Eugene L. Podsiadlo
Pennington, New Jersey 08534

copy to:

Janna Manes, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038-4982

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes /X/     No /___/

          SIGNATURE

          Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and State of New York on the 17th day of September, 2002.

BIDFUND 2 PERCENT By: /s/ Eugene L. Podsiadlo Name: Eugene L. Podsiadlo Title: Trustee

Attest:

By: /s/ Susan Murphy Name: Susan Murphy Title: Trustee

/s/ Amanda Young
Name: Amanda Young
Title: Secretary

By: /s/ Roger Reinlieb Name: Roger Reinlieb Title: Trustee